Exhibit 99.2

MDxHealth SA
CAP Business Center
Rue d’Abhooz, 31
B-4040 Herstal - Belgium

E. info@mdxhealth.com
www.mdxhealth.com

June 6, 2025

Dear Shareholder,

Re:	Extraordinary general shareholders’ meeting of MDxHealth SA to be held on June 27, 2025

On behalf of the Board of Directors of MDxHealth SA (the “Company”), you are cordially invited to attend the 2025 extraordinary general shareholders’ meeting (the “Extraordinary Meeting”) to be held in-person on Friday, June 27, 2025, at 4:00 p.m. (Belgian time) at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium.

The agenda, proposed resolutions and the other documents for the Extraordinary Meeting are available in French and English on the Company’s website (see: https://www.mdxhealth.com/shareholder-information/). We encourage you to read these materials carefully.

Whether or not you plan to attend the meeting, your vote is important, and we encourage you to vote promptly.

For a description of the formalities to be fulfilled by holders of securities of the Company to participate and vote at the Extraordinary Meeting, please see notice convening the meeting, which can be found on the Company’s website.

You may also vote your shares through one of the methods described in the accompanying proxy card.

Sincerely,

Michael K. McGarrity
CEO & Director

TVA BE 0479.292.440 RPM (Liège) ● KBC Bank 736-0304341-19

NOTICE OF MDXHEALTH SA
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

JUNE 27, 2025 4:00 P.M. (Belgian Time)

At the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium

To the Shareholders of MDxHealth SA:

The 2025 extraordinary general shareholders’ meeting (the “Extraordinary Meeting”) to be held in-person on Friday, June 27, 2025, at 4:00 p.m. Central European Time at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium.

The purpose of the meeting is to:

Extraordinary Meeting

●	Report on and approve the 2025 Share Option Plan and 3,500,000 2025 Share Options

The detailed agenda, proposed resolutions and the other documents for the Extraordinary Meeting are available in French and English on the Company’s website (see: https://www.mdxhealth.com/shareholder-information/). We encourage you to read these materials carefully.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE YOUR SHARES IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT ON THE ACCOMPANYING PROXY CARD. PROXY CARDS SHOULD BE DATED, SIGNED AND RETURNED FOR RECEIPT BY OR BEFORE JUNE 23, 2025. YOUR PROMPT COOPERATION IS GREATLY APPRECIATED.

On behalf of the board of directors

Joseph Sollee
General Counsel & Secretary of the Board of Directors

TVA BE 0479.292.440 RPM (Liège) ● KBC Bank 736-0304341-19